EXHIBIT 21.1

McDERMOTT INTERNATIONAL, INC.
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2008

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST

J. Ray McDermott, S.A.	Panama	100
J. Ray McDermott International, Inc.	Panama	100
J. Ray McDermott Middle East, Inc.	Panama	100
J. Ray McDermott Eastern Hemisphere Limited	Mauritius	100
McDermott Far East, Inc.	Panama	100
P. T. McDermott Indonesia	Indonesia	75

McDermott Panama Holdings, S.A.	Panama	100
McDermott Holdings, Inc.	Delaware	100
McDermott Incorporated	Delaware	100
The Babcock & Wilcox Company	Delaware	100
BWX Technologies, Inc.	Delaware	100
Babcock & Wilcox Power Generation Group, Inc.	Delaware	100
Americon, Inc.	Delaware	100
Babcock & Wilcox Construction Co., Inc.	Delaware	100

The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.